Exhibit 10.52

March 5, 2009

Mr. Peter H. Rothschild
Interim Chairman of the Board of Directors
Deerfield Capital Corp.
130 East 59th Street, 12th Floor
New York, NY 10022

Dear Mr. Rothschild:

The purpose of this letter agreement (the “Agreement”) is to extend, for the 2009 calendar year, the compensation terms established in the letter agreement that Deerfield Capital Corp. (“DFR” or “we”) entered into with you on July 29, 2008, establishing your compensation for the 2008 calendar year (the “Prior Agreement”) as Interim Chairman of our Board of Directors, or the Board, subject to certain technical changes reflecting the applicability of the Agreement to the 2009 rather than 2008 year and the addition of a success fee relating to your efforts in connection with a proposed new investment fund to be managed by DFR (the “Fund”).

By your execution and delivery to us of a copy of this Agreement, this Agreement will become a binding legal obligation of the parties, replacing in its entirety the Prior Agreement other than amounts already paid or agreed by us to be paid to you pursuant to the compensation arrangements for your services during calendar year 2008.

The compensation specified in this Agreement was recommended to the Board by the Compensation Committee of the Board (the “Committee”) and generally reflects the factors noted in the Prior Agreement. The Committee also considered, among other factors, your vital contributions to DFR and its shareholders in 2008; the extensive amount of time you expect to continue to devote to DFR matters in 2009; the expected continuation in 2009 of the severe credit market dislocations experienced in 2008 and their continuing impact on DFR; and various other major challenges that DFR is likely to face in 2009 that will require your time and high level of skills.

Accordingly, DFR proposes to pay you, for the period January 1, 2009 through December 31, 2009, the amounts set forth below, subject to the terms and conditions set forth below.

1.	Base Fee

a. Base Fee.  Subject to c. below, DFR shall pay you a fee (the “Base Fee”) of $500,000 for the 2009 calendar year. The Base Fee will be paid in cash, in accordance with payroll practices of DFR’s subsidiary, Deerfield Capital Management LLC (“DCM”).

b. Expense Reimbursement.   Subject to 1.c. below, DFR shall reimburse you for the amounts you owe to Daroth Capital LLC for expenses relating to office space, information technology and other items in an amount equal to $10,000 per month for the 2009 calendar year (the “Expense Reimbursement”). The Expense Reimbursement will be paid in cash, on a monthly basis. The Expense Reimbursement is in addition to any out-of-pocket expenses incurred by you in connection with your activities on DFR’s behalf.

c. Termination of Base Fee and Expense Reimbursement.  DFR shall terminate the Base Fee and Expense Reimbursement immediately upon your (i) voluntary resignation as Board Chairman, (ii) death or Disability (as defined below), (iii) removal as a Board member pursuant to the Director removal provision in Section 4.8 of DFR’s Charter as in effect on the date hereof or (iv) failure to be re-elected as a Director by the DFR stockholders at the next DFR annual stockholders meeting. Disability means your physical or mental incapacity as a result of which you are unable for a period of 90 days during any 180-day period to perform your duties as Board Chairman with substantially the same level of quality as immediately before the incapacity.

d. Equity Participation.   There shall be no prohibition against the Committee, in the exercise of its discretion, granting you all or part of the equity awards granted to the independent directors of the Board (upon the same terms and conditions as the grants to such directors).

2.	Success Fees

a. General.  You shall be eligible in 2009 for each of the three success fees specified below — namely, the Capital Transaction Success Fee, the Non-Capital Transaction Success Fee and the Fund Success Fee. The Committee shall have complete discretion as to whether either or both of the Capital Transaction or Non-Capital Transaction Success Fee is awarded and, if awarded, the amount of the fee (subject to the ceilings on each fee specified below), as well as the fee portion, if any, payable in cash and the portion, if any, payable in Performance Shares (as defined in the DFR Stock Incentive Plan (the “Plan”) in effect on the date hereof) or other non-cash compensation specified in the Plan. The Committee shall also have complete discretion as to the vesting and other provisions relating to such non-cash awards, subject to the condition that such provisions shall generally be comparable to those relating to the awards of non-cash compensation to DCM employees for their 2009 services. The award of the Fund Success Fee shall not be discretionary on the part of DFR but instead shall be awarded if you meet the objective criteria specified below for that fee.

b. Capital Transaction Success Fee.  You shall be eligible for a Capital Transaction Success Fee, not to exceed $1,000,000, if, in your capacity as Board Chairman, you are instrumental in causing DFR to execute agreement(s) for a Capital Transaction, as defined below, in 2009 that substantially increase DFR shareholder value.

A Capital Transaction means (i) the ownership or acquisition by any person of more than 50% of the outstanding common stock of DFR; (ii) the merger or consolidation of DFR with or into any person; or (iii) any one or a series of related sales or conveyances to any person of all or substantially all of DFR’s assets.

c. Non-Capital Transaction Success Fee.  You shall also be eligible for the Non-Capital Transaction Success Fee, not to exceed $500,000, if the following conditions are met: (i) in your capacity as Board Chairman you are instrumental in causing DFR to engage in actions other than a Capital Transaction that increase DFR shareholder value, such as strategic partnerships or joint ventures, and (ii) such actions result in a substantial increase in DFR shareholder value in 2009. For the avoidance of doubt, your award of the Capital Transaction Success Fee shall not affect your eligibility for the Non-Capital Transaction Success Fee, nor vice versa.

d. Fund Success Fee.  In consideration of your efforts in connection with the Fund, which we believe to be vital to DFR’s future, DFR shall pay you a Fund Success Fee of $250,000, provided the closing of the initial capital commitments to the Fund occurs on or before June 30, 2009 and the total amount of such commitments exceeds $50,000,000. Those efforts include your introduction to us of potential lead investors in the Fund and your guidance of negotiations with such potential investors. For the avoidance of doubt, you shall be entitled to the Fund Success Fee (provided the capital commitment requirement specified in the previous sentence is met) notwithstanding (i) the occurrence of any of the events specified in paragraph 1.c.(i) and (ii) above or (ii) the award of either or both of the Capital Transaction or Non-Capital Transaction Success Fees.

e. Committee Discretion.  You acknowledge and agree that the awards of the Capital Transaction and Non-Capital Transaction Success Fees (as distinguished from the Fund Success Fee) are wholly within the discretion of the Committee, as are the amounts of those two Success Fees and the cash or stock components of the two Success Fees; that the Committee may award you both or one of the two Success Fees and not the other; and that the Committee might not award you either of the two Success Fees.

Deerfield Capital Corp.

By:	/s/ Jonathan W. Trutter
Name:     Jonathan W. Trutter

Its:	Chief Executive Officer

Agreed and Acknowledged:

/s/  Peter H. Rothschild
Peter H. Rothschild